Barclays Bank PLC
1 Churchill Place
London E14 5HP

February 23, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Annual Report on Form 20-F under
    Section 219 of the Iran Threat Reduction and Syria Human Rights Act of
    2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Barclays Bank PLC has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on February 23, 2022.
Sincerely,
Barclays Bank PLC

By:	/s/ Nigel Higgins

Nigel Higgins Chairman Barclays Bank PLC

Barclays Bank PLC. Registered in England. Registered No: 1026167. Registered Office: 1 Churchill Place, London E14 5HP.